FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name:	GENCO RESOURCES LTD

Fiscal year end date used
to calculate capitalization:	December 31, 2009

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer’s
most recent fiscal year end	77,016,626

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the
Rule)	$0.38

Market value of other securities:	(i) X (ii) =	$29,266,318

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the
United States of America at the end of the fiscal year)		(B)

Market value of other securities:
(See paragraph 2.11 (b) of the Rule)
(Provided details of how value was determined)		(C)

(Repeat for each class or series of securities)		(D)

Capitalization
(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$29,266,318

Participation Fee
(From Appendix A of the Rule, select the participation fee beside the
capitalization calculated above)		$1,300

New reporting issuer’s reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the
issuer’s fiscal year =		$0
12

Late Fee, if applicable
(As determined under section 2.5 of the Rule)		$0

FORM 13-502F2
CLASS 2 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name:

Fiscal year end date used
to calculate capitalization:

Financial Statement Values:
(Use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end)
Retained earnings or deficit	(A)
Contributed surplus	(B)
Share capital or owners’ equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	(C)
Long term debt (including the current portion)	(D)
Capital leases (including the current portion)	(E)
Minority or non-controlling interest	(F)
Items classified on the balance sheet between current liabilities and shareholders’ equity (and not otherwise listed above)	(G)
Any other item forming part of shareholders’ equity and not set out specifically above	(H)
Capitalization
(Add items (A) through (H))
Participation Fee
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)
New reporting issuer’s reduced participation fee, if applicable
(See section 2.6 of the Rule) Participation fee X Number of entire months remaining in the issuer’s fiscal year =
12

Late Fee, if applicable
(As determined under section 2.5 of the Rule)

FORM 13-502F2A
ADJUSTMENT OF FEE PAYMENT
FOR CLASS 2 REPORTING ISSUERS

Reporting Issuer Name:

Fiscal year end date used
to calculate capitalization:

State the amount paid under subsection 2.10(1) of Rule 13-502:		(i)
Show calculation of actual capitalization based on audited financial statements:
Financial Statement Values:
-	(Use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end)
-	Retained earnings or deficit		(A)
-	Contributed surplus		(B)
-	Share capital or owners’ equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)		(C)
-	Long term debt (including the current portion)		(D)
-	Capital leases (including the current portion)		(E)
-	Minority or non-controlling interest		(F)
-	Items classified on the balance sheet between current liabilities and shareholders’ equity (and not otherwise listed above)		(G)
-	Any other item forming part of shareholders’ equity and not set out specifically above		(H)
Capitalization
(Add items (A) through (H))
Participation Fee
	(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		(ii)

Refund due (Balance owing)
(Indicate the difference between (i) and (ii))		(i) – (ii) =

FORM 13-502F3A
CLASS 3A REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name:

Fiscal year end date:

Indicate, by checking the appropriate box, which of the following criteria the issuer meets:

(a) The issuer has no securities listed or quoted on a marketplace located anywhere in the world; or			[ ]

(b) the issuer has securities listed or quoted on a marketplace anywhere in the world and			[ ]

i.	at the end of its previous fiscal year, securities registered in the names of persons or companies resident in Ontario represented less than 1% of the market value of all outstanding securities of the reporting issuer for which the reporting issuer or its transfer agent or registrar maintains a list of registered owners,
ii.	the reporting issuer reasonably believes that persons or companies who are resident in Ontario beneficially own less than 1% of the market value of all outstanding securities of the reporting issuer;
iii.	the reporting issuer reasonably believes that no security of the reporting issuer traded on a marketplace in Canada during its previous fiscal year, and
iv.	the reporting issuer has not issued any of its securities in Ontario in the last 5 years, other than to
	(A)	Employees of the reporting issuer or employees of a subsidiary entity of the reporting issuer, or
	(B)	pursuant to the exercise of a right previously granted by the reporting issuer or its affiliate to convert or exchange previously issued securities of the issuer without payment of any additional consideration.

Participation Fee
(From subsection 2.2(2) of the Rule)

New reporting issuer’s reduced participation fee, if applicable
(See section 2.6 of the Rule)
Participation fee X Number of entire months remaining
in the issuer’s fiscal year
=
12

Late Fee, if applicable
(As determined under section 2.5 of the Rule)

FORM 13-502F3B
CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name:

Fiscal year end date used
to calculate capitalization:

Market value of securities:
Total number of securities of a class or series outstanding as at the issuer’s most recent fiscal year end	(i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See section 2.13(b) of the Rule)	(ii)

Market value of class or series	(i) X (ii) =	(A)

(Repeat the above calculation for each listed or quoted class or series of securities of the reporting issuer)		(B)

Capitalization
(Add market value of all classes and series of securities)	(A) + (B) =

Participation Fee
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

Fee Payable
1/3 of the participation fee or $600, whichever is greater (See subsection 2.2(3) of the Rule)

New reporting issuer’s reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining
in the issuer’s fiscal year =
12

Late Fee, if applicable
(As determined under section 2.5 of the Rule)

FORM 13-502F3C
CLASS 3C REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name:

Fiscal year end date used
to calculate capitalization:

Subsection 2.14 requires Class 3C reporting issuers to calculate their market capitalization in accordance with section 2.11.

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the issuer’s most recent fiscal year end		(i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)		(ii)

Market value of class or series		(i) X (ii) =	(A)

     (Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in
Canada or the United States of America at the end of the fiscal year)			(B)

Market value of other securities:
(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)			(C)

(Repeat for each class or series of securities)			(D)

Capitalization
(Add market value of all classes and series of securities)		(A) + (B) + (C) + (D) =

Participation Fee
(From Appendix A of the Rule, select the participation fee beside the Capitalization calculated above)

New reporting issuer’s reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining
in the issuer’s fiscal year	=
12

Late Fee, if applicable
(As determined under section 2.5 of the Rule)

APPENDIX – USE OF SURPLUS TO REDUCE PARTICIPATION FEES

Over the three year period ending March 2006, the Commission projects that it will have an accumulated surplus of $39.5 million. This surplus will be used to reduce the participation fees that would otherwise have been payable under the Rule. The charts below show how the Commission has applied the surplus to each participation fee level.

1.	Corporate Finance Participation Fees

Capitalization	Pre-Surplus Participation Fee	Reduction due to Application of Surplus	Participation Fee
Under $25 million	$930	$330	$600
$25 million to under $50 million	$2,200	$900	$1,300
$50 million to under $100 million	$5,300	$2,100	$3,200
$100 million to under $250 million	$10,700	$4,000	$6,700
$250 million to under $500 million	$23,200	$8,500	$14,700
$500 million to under $1 billion	$32,300	$11,800	$20,500
$1 billion to under $5 billion	$46,600	$16,900	$29,700
$5 billion to under $10 billion	$60,100	$21,800	$38,300
$10 billion to under $25 billion	$70,000	$25,300	$44,700
$25 billion and over	$79,000	$28,700	$50,300

2.	Capital Markets Participation Fees

Specified Ontario Revenues	Pre-Surplus Participation Fee	Reduction due to Application of Surplus	Participation Fee
Under $500,000	$1,000	$200	$800
$500,000 to under $1 million	$3,500	$1,000	$2,500
$1 million to under $3 million	$7,500	$1,900	$5,600
$3 million to under $5 million	$14,100	$1,500	$12,600
$5 million to under $10 million	$29,000	$3,500	$25,500
$10 million to under $25 million	$59,000	$7,000	$52,000
$25 million to under $50 million	$88,300	$10,300	$78,000
$50 million to under $100 million	$177,000	$21,000	$156,000
$100 million to under $200 million	$295,000	$36,000	$259,000
$200 million to under $500 million	$595,000	$70,000	$525,000
$500 million to under $1 billion	$770,000	$92,000	$678,000
$1 billion to under $2 billion	$970,000	$115,000	$855,000
$2 billion and over	$1,600,000	$165,000	$1,435,000